Scottish Re Group Limited
                            Crown House, Third Floor
                               4 Par-la-Ville Road
                             Post Office Box HM 2939
                             Hamilton, HM MX Bermuda


                                                January 17, 2006

BY EDGAR AND FEDERAL EXPRESS

Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Scottish Re Group Limited
          Form 10-K for the Fiscal Year Ended December 31, 2004
          Filed March 18, 2005 \ File Number: 001-16855

Dear Mr. Rosenberg:

     This letter is being submitted in response to the comments given by the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") set forth in your letter dated December 22, 2005 to Scott E. Willkomm, Chief Executive Officer and President of Scottish Re Group Limited (the "Company"), with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K").

     For your convenience, the Company sets forth each comment from your comment letter in bold typeface and include the Company's response below it.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 38

1. We note that the Company sets its reserves for future policy benefits based primarily on historical experience and information provided by ceding companies. Please provide us in disclosure-type format disclosure relating to your critical accounting estimate of this uncertainty, including the risks associated with making estimates, and the effects and expected effects of the uncertainty on financial

Mr. Jim B. Rosenberg
January 17, 2006
Page 2


     position and results of operations. In provide us this disclosure, please consider the following:

     a. The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and reserves for future policy benefits. ;
     b. The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your reserve estimate;
     c. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
     d. What process management performs to determine the accuracy and completeness of the information received from the cedants;
     e. How management resolves disputes with cedants and how often disputes occur;
     f. How management uses the information received from the cedants in its determination of its assumed reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your reserving methodology, and
     g. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from cedants.

Please see the following additional disclosure addressing your comment, which the Company would propose to include beginning with the Company's 2005 Form 10-K.

Reserves for future policy benefits are computed based upon expected mortality rates, lapse rates, investment yields, expenses and other assumptions, including a margin for adverse deviation. We primarily rely on our own valuation and administration systems to establish reserves for future policy benefits. The reserves for future policy benefits may differ from those established by ceding companies due to the use of different assumptions, based principally on actual and anticipated experience, including industry experience and standards. We rely on our ceding companies, however, to provide accurate policy level data, including face amount, age, duration and other characteristics as well as underlying premiums and claims. This data constitutes the primary information used to establish reserves for essentially all of our future policy benefits. The use of reinsurance intermediaries in our transactions with ceding companies has been infrequent. In the few instances in which intermediaries are involved, we receive data from the intermediary in a similar timeframe and fashion as if received directly from the ceding company.

Claims payable for incurred but not reported losses are determined using case basis estimates and lag studies of past experience. The time lag from the date of the claim or death to when the ceding company reports the claim to us can vary significantly by ceding company, but generally

Mr. Jim B. Rosenberg
January 17, 2006
Page 3


averages around 2 months. We update our analysis of incurred but not reported losses, including lag studies, on a quarterly basis and adjusts its claim liabilities accordingly. The adjustments in a given period have generally not been significant relative to the overall reserves for future policy benefits.

In the underwriting process, we perform procedures to evaluate the ceding company's process for compiling and reporting data. After entering into a reinsurance contract, we work closely with our ceding companies to help ensure information submitted by them is in accordance with the underlying reinsurance contracts. Additionally, we have a dedicated compliance team that performs extensive audits, including on-site audits and desk reviews, of the information provided by ceding companies. In addition to ceding company audits, we routinely perform analysis, at a treaty level, to compare the actual results of ceding companies against initial pricing and expected results. Generally, there have been few disputes or disagreements with ceding companies and most are resolved through normal administration procedures.

Occasionally, we experience processing backlogs and establish reserves for processing backlogs with a goal of clearing all backlogs as quickly as possible. There were no significant processing backlogs at December 31, 2004.


2. We believe your disclosure regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

     a. Discuss the key assumptions used to arrive at management's best estimate of the assumed premium estimate and what specific factors led management to believe this amount is the most realistic.
     b. Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

Please see the following additional disclosure addressing your comment which the Company would propose to include beginning with its 2005 Form 10-K.

For our traditional life reinsurance business, we estimate assumed premiums using actuarial model projections at the treaty level. These models use the most recent policy level data available and our estimate of new business for treaties still open to new business. The estimated accrual is then compared to historical trends in reported assumed premiums by treaty and further adjusted if appropriate. Based on historical experience, the creditworthiness of ceding companies and our contractual right of offset, uncollectible assumed premium amounts have been infrequent and not material. Any provision for doubtful accounts would be recorded on a specific case-by-case basis.

Mr. Jim B. Rosenberg
January 17, 2006
Page 4


3. Please provide us in disclosure-type format a robust discussion of the factors effecting estimation of your future benefit liabilities and to show the quantitative and qualitative impact that reasonably likely changes in one or more factors would have on reported results, financial position and liquidity.

The vast majority of the Company's business is mortality risk related pursuant to long-duration contracts. Such long-duration contracts are accounted for in accordance with SFAS 60 as follows: "the liability, which represents the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums, shall be estimated using methods that include assumptions, such as estimates of expected investment yields, mortality, morbidity, terminations and expenses, applicable at the time the insurance contracts are made." In addition, a provision for adverse deviation should be included in the assumptions.

For SFAS 60 type business (ie, long-duration contracts), GAAP requires that the original best estimate assumptions used when the contracts are issued be locked in and that those assumptions be used in all future liability calculations as long as the resulting liabilities are adequate to provide for the future benefits and expenses under the related contracts (ie, no loss recognition). Use of assumptions that are locked in at time of issue means that, absent loss recognition, the same assumptions should be used in accounting for that particular block of business for its duration.

The effect on earnings in a particular quarter is therefore limited to the extent actual claims differ from those expected.

With respect to policies accounted for under SFAS 97 (i.e., interest sensitive), reserves are established "based on the best estimate of that individual element over the life of the book of contracts without provision for adverse deviation." At the end of each reporting period, each assumption is replaced with emerging actual results.

Based upon the above, the Company does not believe that additional disclosure regarding the factors effecting the estimation of its future benefit liabilities is warranted.


Liquidity and Capital Resources, page 56

4. Please provide us in disclosure-type format expanded disclosures regarding your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Also please include a discussion and analysis of known trends and uncertainties.

Mr. Jim B. Rosenberg
January 17, 2006
Page 5


Please see the following additional disclosure below addressing your comment which the Company would propose to include beginning with its 2005 Form 10-K.

We use various sophisticated asset/liability management processes to provide adequate liquidity over the lives of the liabilities and to limit exposure to changes in interest rates, adverse credit default experience and currency risk.

When we originate each new reinsurance transaction, the price and terms are based on results of simulation models in which projected investment cash flows will match liability cash flows within reasonable tolerances. The investment portfolio characteristics found to be most suitable for the liability are used to design the investment guidelines and target duration for the portfolio. We currently manage our asset/liability processes for over 80 individual portfolios.

Liquidity expectations and requirements vary with the type of liability. For liabilities with potentially greater liquidity demands, we select assets to make the corresponding portfolios more liquid and runs more frequent simulations reflecting updated experience.

We periodically perform analyses, update guidelines and take other corrective action to keep the assets at the portfolio and enterprise level suitable for the relevant liabilities. Techniques include simulation of in-force assets and liabilities in various interest rate scenarios, adjustment of duration targets for each portfolio, monitoring the gap between actual and target duration at the portfolio, legal entity and enterprise levels. Historically, variations between the maturity of our investment portfolio and our liabilities have been small.


5. Quantify for us your cash flows from discontinued operations and explain why they are not disclosed separately in the Consolidated Statements of Cash Flows or in MD&A.

The Company's discontinued operations relate solely to the Company's Wealth Management operations in Luxembourg, which it decided to discontinue during 2003. Due to the transfer of the business to a third party and the closure of the office, there are few remaining operating assets and liabilities of these operations. As of December 31, 2004, total assets were $1.3 million consisting almost entirely of cash and cash equivalents. Liabilities and equity consisted almost entirely of equity which is eliminated upon consolidation. Accordingly, the Company has concluded that separate disclosure in the Consolidated Statements of Cash Flows or in the MD&A would not be material.


Contractual Obligations and Commitments, page 65

6. Please provide us a revised table that presents reserves for future policy benefits on a gross basis.

Mr. Jim B. Rosenberg
January 17, 2006
Page 6


With respect to the Contractual Obligations and Commitments table on page 65, reserves for future policy benefits are already stated on a gross basis. However, upon researching this table in response to your comment, the Company noted that the More Than 5 Years column is in error and the amount of reserves for future policy benefits of $2,409,872,000 should be $2,540,452,000, which would then make the total $3,370,562,000, which amount agrees to gross reserves for future policy benefits on the Consolidated Balance Sheet at December 31, 2004. Based on the immateriality of this change, the Company would not propose to amend the 2004 Form 10-K to reflect it.


Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 19.  Mezzanine equity, page 110

7. Please tell us how you determined that the HyCUs should not be classified as a liability under SFAS 150. We note that the convertible preferred shares are mandatorily redeemable but please clarify whether they are conditionally redeemable. Also, in the first sentence, please clarify for us that HyCUs are Hybrid Capital Units.

The HyCUs referred to in the first sentence of Note 19 on page 110 are Hybrid Capital Units. The convertible preferred shares that comprise the HyCUs are not mandatorily redeemable as defined by FAS 150. On the redemption date of May 27, 2007 the convertible preferred shares are subject to optional conversion by the holder. FAS 150 indicates in P. P. A7 and A9 (excerpted below) that a conditionally redeemable preferred share, such as a convertible preferred share, should not be classified as a liability if it can be converted rather than redeemed. Because the convertible preferred shares are subject either to conversion or redemption on May 27, 2007, it is conditionally redeemable as defined by FAS 150 for all periods preceding that date.

     A7. If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument in this Statement. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of mandatorily redeemable (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.

     A9. For another example of a conditionally redeemable instrument, an entity may issue preferred shares with a stated redemption date 30 years hence that also are convertible at the option of the holders into a fixed number of common shares

Mr. Jim B. Rosenberg
January 17, 2006
Page 7


     during the first 10 years. Those instruments are not mandatorily redeemable for the first 10 years because the redemption is conditional, contingent upon the holder's not exercising its option to convert into common shares. However, when the conversion option (the condition) expires, the shares would become mandatorily redeemable and would be reclassified as liabilities, measured initially at fair value".

The Company has looked to the guidance of Accounting Series Release 268 to establish that the convertible preferred stock component of the HyCUs should be classified as mezzanine equity.


Note 22.  Taxation

8. Tell us why you have not provided disclosure of income before income tax expense as either domestic or foreign and the amount applicable to domestic income taxes and foreign income taxes. Refer to Rule 4-08(h) of Regulation S-X.

The Company believes Note 22 is in compliance with Rule 4-08(h) of Regulation S-X requiring disclosure of income tax expense (benefit) as either domestic or foreign. The instructional note to paragraph (1) defines foreign for this purpose as items related to operations that are located outside of the registrant's home country. In this regard, the Company's home country is the Cayman Islands and any associated taxes are considered domestic for this purpose. All of the Company's operations outside of Cayman are therefore considered foreign for this purpose. The first sentence to Note 22 clearly states that there is currently no taxation imposed on income or capital gains by the Government of the Cayman Islands. As indicated in Note 22, the Company has operations in various jurisdictions around the world that are subject to relevant taxes in those jurisdictions. Accordingly, the disclosure of tax benefit relates solely to foreign income for this purpose as there is no taxation in the Company's home country.

                                      *****

     In providing the foregoing responses to your comments, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      *****

Mr. Jim B. Rosenberg
January 17, 2006
Page 8


     Thank you for your consideration. If you have further questions or comments, please contact me at (704) 544-5839.

                                              Sincerely,

                                              /s/ Dean E. Miller

                                              Dean E. Miller
                                              Executive Vice President and Chief
                                              Financial Officer

Vanessa Robertson
Securities and Exchange Commission

Lisa Vanjoske
Securities and Exchange Commission

Scott E. Willkomm
Scottish Re Group Limited

Paul Goldean
Scottish Re Group Limited

Charles Anderson
Scottish Holdings, Inc.

Marty Connor
Ernst & Young

Stephen G. Rooney
LeBoeuf, Lamb, Greene & MacRae LLP